September 3, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

ATTN: Blaise Rhodes, Angela Lumley

Re:	Kinetic Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023 Form 10-Q for the Fiscal Quarter Ended March 31, 2024 Response dated July 9, 2024 File No. 333-216047

Dear Sir or Madam:

Thank you for your letter dated July 22, 2024.  Pursuant to your questions, we offer the following:

Form 10-Q for the Fiscal Quarter Ended March 31, 2024.

Consolidated Financial Statements, page 4.

1.	A Form 8-K and 8-K/A was filed in May with the explanation of the accounting error. In addition, Management restated financial statements on May 13, 2024 in a 10Q filing.

2.

Management has engaged the firm Victor Mokuolu CPA PLLC as our independent registered public accountant, responable for all audits and reviews of our financial statements and have publicly disclosed that hiring in our most recent Form 8-K dated 9-3-2024.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 7

3.

We recognize it is management’s responsibility to verify and have in place sufficient and effective controls and procedures to identify an error in the Company’s financial statements. Management did not have sufficient control at the time of the error and have now established an audit committee to verify all information being presented.

Thank you for your kind consideration.

/s/ Roberto Mora C.

Roberto Mora C.

Chief Financial Officer

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827